

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

July 24, 2008

Ronald Foster
Chief Financial Officer
Micron Technology, Inc.
8000 S. Federal Way
Boise, ID 83716-9632

      Re: **Micron Technology, Inc.**
             Form 10-K for the Fiscal-Year ended August 30, 2007
             Filed October 26, 2007
             File No. 001-10658

Dear Mr. Foster:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                  Sincerely,

                  Angela Crane
                  Branch Chief